Direct Owners/Executive Officers

Organization CRD Number: 19714

Organization SEC Number: 8-41342

Organization Name: BARCLAYS CAPITAL INC.

Applicant Name: BARCLAYS CAPITAL INC.

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BARCLAYS GROUP US INC.	Domestic Entity	OWNS BARCLAYS CAPITAL INC.	12/1999	75% or more	Y	N	13-3249618
O'CONNOR, CLAIRE SCHOLZ	Individual	BOARD DIRECTOR	09/2018	Less than 5%	Y	N	1907247
ROGOFF, BRADLEY WAYNE	Individual	HEAD OF RESEARCH	10/2024	Less than 5%	N	N	4569545
JAISING, RAHUL	Individual	ROSFP - PRIME SERVICES	08/2013	Less than 5%	N	N	4754959
MATHIS, CAROL PEDERSEN	Individual	PRINCIPAL FINANCIAL OFFICER	12/2020	Less than 5%	N	N	4322657
ABREU, JULIAN JAVIER	Individual	ROSFP - PRIME SERVICES	03/2019	Less than 5%	N	N	5160018
WESTWOOD, JAI	Individual	PRINCIPAL OPERATIONS OFFICER	08/2024	Less than 5%	N	N	4611538
MOGAVERO, ANDREW MICHAEL	Individual	CHIEF EXECUTIVE OFFICER	05/2024	Less than 5%	Y	N	3247485
ZACHARIA, ZACHARIA	Individual	CHIEF COMPLIANCE OFFICER	05/2019	Less than 5%	N	N	2440444
SMITH, JULIETTE SARA	Individual	CHIEF LEGAL OFFICER	02/2021	Less than 5%	N	N	5696210
MAYER, ANTHONY EDWARD	Individual	CHIEF RISK OFFICER	08/2025	Less than 5%	N	N	8132690